

PRESS RELEASE

GOLDCORP DECLARES FIRST REGULAR MONTHLY DIVIDEND PAYMENT FOR 2004

(All dollar amounts in United States dollars (US$))

Toronto, December 16, 2003 – GOLDCORP INC. (GG:NYSE; G:TSX) is pleased to declare its first regular monthly dividend payment for 2004 of $0.015 per share. Shareholders of record at the close of business on Tuesday, January 6, 2004 will be entitled to receive payment of this dividend on Tuesday, January 13, 2004. Goldcorp intends to make twelve (12) monthly payments of $0.015 per share in 2004 for a total annual dividend payment of $0.18 per share.

In addition, Goldcorp recently announced (December 10, 2003) its intention to pay a Special Dividend of $0.10 per share to shareholders will also be paid on January 13, 2004. Consequently, Goldcorp's intention is to make dividend payments totaling $0.28 per share in 2004.

"Increasing our shareholders' total return on their investment is a key element in our growth strategy" said Rob McEwen, Chairman and CEO of Goldcorp. "Consequently we are very pleased to be able to increase our dividend payments as the gold price increases during gold's new bull market".

Goldcorp's Red Lake Mine is the richest gold mine in the world. The Company is in excellent financial condition: has **NO DEBT**, a Large Treasury and Strong Cash Flow and Earnings. **GOLDCORP** is completely **UNHEDGED**. Goldcorp's shares are listed on the New York and Toronto Stock Exchanges under the trading symbols of **GG** and **G**, respectively and its options trade on the American Stock Exchange (AMEX), the Chicago Board of Options Exchange (CBOE) and the Pacific Stock Exchange (PCX) in the United States and on the Montreal Exchange (MX) in Canada.

For further information, please contact:

Chris Bradbrook
Vice President, Corporate Development
Telephone: (416) 865-0326
Fax: (416) 361-5741
e-mail: info@goldcorp.com

Corporate Office:

145 King Street West
Suite 2700
Toronto, Ontario
M5H 1J8
website: www.goldcorp.com